

September 10, 2013

Via E-mail
Paul W. Nester
Vice President, Treasurer and Chief Financial Officer
RGC Resources, Inc.
519 Kimball Ave., N.E.
Roanoke, Virginia 24016

> **Re:** **RGC Resources, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed December 12, 2012**
> **File No. 0-26591**

Dear Mr. Nester:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 13. 2012 Annual Report to Shareholders

Note 8. Other Stock Plans, page 80

Restricted Stock Plan, page 30

1. Please disclose in further details the nature of the restricted stock plan as well as their restrictions. Explain to us how a portion of the fair value of the restricted stock issued represents dividends rather than compensation. Also, revise to include the following information in accordance with FASB ASC 718-10-50-2.

    *   For the most recent year presented, the number and weighted-average grant date fair value of non-vested restricted stock awards at the beginning and end of the year and those granted, vested and forfeited during the year;

- The weighted-average grant-date fair value of restricted stock awards granted during each year presented;
- The total fair value of restricted awards vested during each year presented;

Note 9. Commitments and Contingencies, page 31

Legal, page 32

2. Please tell us what consideration you have given to providing an estimate of the possible loss or range of loss for each of the matters disclosed or in the aggregate, and for those matters where the Company is unable to estimate the possible loss or range of loss providing a statement that such an estimate cannot be made. In addition, we note your disclosure that you believe that any liability that might arise from these suits is adequately covered by the Company's insurance and the Company has not recorded a liability for either lawsuit. Please tell us how you consider insurance coverage in estimating probable and reasonably possible losses. Please refer to ASC 450-20-50.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3377 regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief